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March 25, 2015

Via EDGAR

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Communications Sales & Leasing, Inc.
Amendment No. 4 to Form 10
Filed March 25, 2015
File No. 001-36708

Dear Mr. Kluck:

Concurrently with the filing of this letter, Communications Sales & Leasing, Inc. (the “Company”) is filing, via EDGAR, Amendment No. 4 to the Company’s registration statement on Form 10 (File No. 001-36708) (the “Registration Statement”).

Amendment No. 4 to the Registration Statement includes as Exhibit 99.1 a revised Information Statement (the “Information Statement”), which reflects the status of the Company’s NASDAQ listing application and the identity of its General Counsel, among other items. To facilitate the Staff’s review, we are supplementally providing a copy of the Registration Statement and the Information Statement, marked to show changes from Amendment No. 3 to the Registration Statement filed on March 12, 2015.

As you know, the Company has requested acceleration of the effective date of the Registration Statement so that it may become effective at 9:30 a.m., Eastern Time, on March 26, 2015, or as soon as possible thereafter. Should you have any questions or comments concerning this filing, or desire any further information regarding the Registration Statement, please contact me at (302) 651-3090.

Sincerely,

/s/ Robert B. Pincus

Robert B. Pincus

cc:	Kenneth Gunderman, President and Chief Executive Officer
Communications Sales & Leasing, Inc.